FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of  December 2008

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

               Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

Teva Receives Positive Results on AOK Tender

Jerusalem, Israel, December 9, 2008 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that it has received notification from Allgemeinen Ortskrankenkassen (AOK), Germany's largest health insurance company, on the results of the most recent tender for finished dosage pharmaceutical products.  Teva, together with a partner, was chosen as the supplier of 15 contracts which represent approximately 20% of the tender value. The ex-factory prices (i.e. list prices before discounts), based on IMS, of these tender products for the 12 months ended October 31, 2008 was approximately 203 million Euro. Tender prices are considerably lower than ex-factory prices.

"We are satisfied with the results of the current tender, in which we balanced considerations of market share without undermining our profitability," said Gerard van Odijk, President and CEO of Teva Europe.  "The AOK tenders, along with other expected tenders in the coming months, have created an opportunity for Teva to penetrate the German generics market, in which we currently hold less than 1%.  We believe that with a broader product portfolio which we are continuously expanding and Teva's scale and backward integrated operations, we will become a significant player in the German generics market."

Teva is aware of ongoing legal challenges against the results of the AOK tender and expects additional challenges in the near future. The AOK has planned to implement the tender in March 2009, but is expected to be able to do so once all legal obstacles have been removed.

About Teva

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to:  our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva Pharmaceutical Industries Ltd.                           Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date: December 9 , 2008

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